# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BrightView Holdings, Inc., CIK 0001734713
CUSIP: 10948C107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 980 Jolly Road, Blue Bell, Pennsylvania (PA), 19422
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-19-003035
Filed by CIK 0001541293

## Reporting persons
- KKR BrightView Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR BrightView Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR North America Fund XI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR Associates North America XI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR North America XI Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 21,533,123; shared voting power 0; sole dispositive power 21,533,123; shared dispositive power 0; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,533,123; sole dispositive power 0; shared dispositive power 21,533,123; aggregate amount beneficially owned 21,533,123 (22.6% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,533,123; sole dispositive power 0; shared dispositive power 21,533,123; aggregate amount beneficially owned 21,533,123 (22.6% of the class)

## Item 1. Issuer
Name of issuer: BrightView Holdings, Inc.
Address of issuer's principal executive offices: 980 Jolly Road, Blue Bell, Pennsylvania, 19422

## Item 2. Person Filing
Name of person filing:
This is Amendment No. 6 to the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2019, as amended on February 14, 2020, February 12, 2021, February 10, 2022, February 13, 2023 and November 13, 2024. Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Act"), each of the persons listed below under Item 2 (each, a "Reporting Person" and, collectively, the "Reporting Persons"), have agreed to file one statement with respect to their beneficial ownership of Common Stock, par value $0.01 per share ("Common Stock"), of BrightView Holdings, Inc. (the "Issuer").

(i) KKR BrightView Aggregator L.P.
(ii) KKR BrightView Aggregator GP LLC ("KKR BrightView GP")
(iii) KKR North America Fund XI L.P. ("KKR North America Fund XI")
(iv) KKR Associates North America XI L.P. ("KKR Associates North America")
(v) KKR North America XI Limited ("KKR North America Limited")
(vi) KKR Group Partnership L.P. ("KKR Group Partnership")
(vii) KKR Group Holdings Corp. ("KKR Group Holdings")
(viii) KKR Group Co. Inc. ("KKR Group Co.")
(ix) KKR & Co. Inc. ("KKR & Co.")
(x) KKR Management LLP ("KKR Management")
(xi) Henry R. Kravis
(xii) George R. Roberts
Address of principal business office or, if none, residence:
The principal business office for all persons filing (other than Mr. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, KKR BrightView Aggregator L.P. directly held 21,533,123 shares of Common Stock, or 22.6% of the outstanding shares of Common Stock based on 95,300,000 shares of Common Stock outstanding as of April 30, 2025, as reported in the Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on May 7, 2025.

Each of KKR BrightView GP (as the general partner of KKR BrightView Aggregator L.P.); KKR North America Fund XI (as the sole member of KKR BrightView GP); KKR Associates North America (as the general partner of KKR North America Fund XI); KKR North America Limited (as the general partner of KKR Associates North America); KKR Group Partnership (as the sole shareholder of KKR North America Limited); KKR Group Holdings (as the general partner of KKR Group Partnership); KKR Group Co. (as the sole shareholder of KKR Group Holdings); KKR & Co. (as the sole shareholder of KKR Group Co.), and KKR Management (as the Series I preferred stockholder of KKR & Co.) may also be deemed to be the beneficial owner of the securities held by KKR BrightView Aggregator L.P.

KKR BrightView GP, KKR North America Fund XI, KKR Associates North America, KKR North America Limited, KKR Group Partnership, KKR Group Holdings, KKR Group Co., KKR & Co., and KKR Management disclaim beneficial ownership of such securities.

As the founding partners of KKR Management, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by KKR BrightView Aggregator L.P. but disclaim beneficial ownership of such securities.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit
Number Title

99.1 Powers of Attorney

## Signatures
- KKR BrightView Aggregator L.P.: By: KKR BrightView Aggregator GP LLC, its general partner /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- KKR BrightView Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- KKR North America Fund XI L.P.: By: KKR Associates North America XI L.P., its GP, By: KKR North America XI Limited, its GP /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- KKR Associates North America XI L.P.: By: KKR North America XI Limited, its general partner /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- KKR North America XI Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- KKR Group Partnership L.P.: By: KKR Group Holdings Corp., its general partner /s/ Christopher Lee, Christopher Lee, Secretary (08/08/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (08/08/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/08/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/08/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/08/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/08/2025)